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                                                                     Exhibit 4.2


                  DESCRIPTION OF REGISTRANT'S CAPITAL STOCK IN
             ARTICLE IV OF REGISTRANT'S CERTIFICATE OF INCORPORATION

         The Corporation shall have the authority to issue (a) 200,000,000 shares of common stock, par value $0.001 per share (the "COMMON STOCK") and (b) 50,000,000 shares of preferred stock, par value $0.001 per share (the "PREFERRED STOCK"). The Preferred Stock and Common Stock shall consist of one or more series as shall from time to time be created and authorized by the Board of Directors with such voting powers, full or limited, or no voting powers, and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon as set forth in a resolution adopted by the Board of Directors. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and all qualifications, limitations, or restrictions, of the Common Stock are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock.

         (a) COMMON STOCK.

                  (i) VOTING RIGHTS. Except as otherwise required by law or this Certificate of Incorporation, each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of stockholders of the Corporation.

                  (ii) DIVIDENDS. Subject to the preferential rights of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

                  (iii) DISSOLUTION, LIQUIDATION OR WINDING UP. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of Common Stock shall be entitled, unless otherwise provided by law or this Certificate of Incorporation, to receive all of the remaining assets of the Corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

         (b) PREFERRED STOCK. The Preferred Stock may be issued in any number of series, as determined by the Board of Directors. The Board of Directors is expressly authorized to provide for the issue, in one or more series, of all or any of the shares of Preferred Stock and, in the resolution or resolutions providing for such issue, to establish for each such series the number of its shares, the voting powers, full or limited, of the shares of such series, or that such shares shall have no voting powers, and the designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof. The Board of Directors is also expressly authorized (unless forbidden in the resolution or resolutions providing for such issue) to increase or decrease (but not below the number of shares of the series then outstanding) the number of shares of any series of Preferred Stock at any time including after the issuance of shares of that series and, at any time prior to the issuance of shares of that series to amend by resolution the voting powers, designation, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status of authorized but unissued shares of Preferred Stock.